Correspondence

Encision Inc.

6797 Winchester Circle

Boulder, CO 80301

March 17, 2022

Via EDGAR Correspondence

Securities and Exchange Commission

Washington, DC 20548

Attention: Lynn Dicker

Office of Life Sciences

Re:	Encision Inc. Form 10-K for the Fiscal Year Ended March 31, 2021 Form 10-Q for the Quarter Ended December 31, 2021 File No. 001-11789

Dear Ms. Dicker:

On March 17, 2022, Encision Inc. (the “Company”) filed (i) Amendment No. 1 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2021 and (ii) Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 22, 2022.

The amendments were prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated February 24, 2022 (the “Comment Letter”).

The Company has revised Item 9 of the Form 10-K and Item 4 of the Form 10-Q to address the Staff comments made in the Comment Letter.

In connection with the Company’s response to the Comment Letter, this correspondence shall serve as acknowledgment by the Company that its management is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Mala Ray

Mala Ray

Controller